PHARM ROBOTICS, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2020

PHARM ROBOTICS, LLC

TABLE OF CONTENTS



GENSKE, MULDER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4150 E. CONCOURS ST., STE 250, ONTARIO, CALIFORNIA 91764
TEL: 909-483-2100 | FAX: 909-483-2109
www.genskemulder.com

Independent Accountant's Review Report

Pharm Robotics, LLC
San Jacinto, California

We have reviewed the accompanying financial statements of Pharm Robotics, LLC (a partnership), which comprise the balance sheet as of December 31, 2020, and the related statements of income, members' equity and cash flows for the period then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ontario, California
February 10, 2021

Genske, Mulder & Co., LLP

GENSKE, MULDER & CO., LLP
Certified Public Accountants

BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSET:
    Cash, Silicon Valley Bank $ 725

    Total assets $ 725

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITY:
    Accounts payable, trade $ 17,093

MEMBERS' EQUITY   (16,368)

    Total liabilities and members' equity $ 725

PHARM ROBOTICS, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2020

	TOTAL	MOO GROUP, LLC	JASON SWARTZ	JOE TRUJILLO	CHRIS VAN DER BERG	THOMAS HINTZ	CONNOR BROUGHTON
Balances at December 31, 2019 (deficit)	$ (7,322)	$ (22,522)	$ 8,052	$ 8,052	$ (297)	$ (607)	$ -
Contributions	12,422	10,222	1,100	1,100	-	-	-
Net loss (87.07%,2.5%,2.5%,.93%,2%,5%)	(21,468)	(18,692)	(537)	(537)	(200)	(429)	(1,073)
Balances at December 31, 2020 (deficit)	$ (16,368)	$ (30,992)	$ 8,615	$ 8,615	$ (497)	$ (1,036)	$ (1,073)

PHARM ROBOTICS, LLC

STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2020

		TOTAL
INCOME	$	-
OPERATING EXPENSES:		
Marketing		1,674
Supplies		111
Utilities		254
Taxes and licenses		1,251
Professional fees		12,531
Meals		222
Meetings		425
Sponsorship		5,000
Total operating expenses		21,468
Net loss	$	(21,468)

PHARM ROBOTICS, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(21,468)
Change in operating assets and liabilities:		
Increase in accounts payable and accrued expenses		9,771
Net cash used in operating activities		(11,697)
CASH FLOWS FROM INVESTING ACTIVITIES		NONE
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		12,422
Net increase in cash		725
Cash balance at December 31, 2019		-
Cash balance at December 31, 2020	$	725

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. Statement of business

Pharm Robotics, LLC (the "Company") is an AgTech startup based in San Jacinto, California. The Company is developing a robotic injection system for the dairy business that will automate the shot delivery process, thus saving significantly on labor costs and increasing yields regarding pregnancy rates, herd production, and milk quality on a per cow per year basis. This will ultimately lead to the development of the first predictive modeling platform for dairy and beef regarding health-related data to optimize the shot delivery process. The Company aims to increase animal health standards and create a sustainable future for the modern-day farmer through the use of automation and machine learning.

2. Summary of significant accounting policies

Nature of operations

The Company is in the process of developing a robotic shot delivery system. The Company currently does not have a material amount of income and is not yet operational. Costs at this stage are dominated by marketing, supplies and professional fees necessary to develop the business.

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income taxes

The Company is operated as a limited liability company which is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in these financial statements. Income from the Company is taxed to the members on their individual returns. The members occasionally make estimated tax payments towards their personal income tax liability from the Company's bank account. These payments are treated as withdrawals of equity.

The Company believes that their income tax filing positions will be sustained upon examination and accordingly, have not recorded any reserves, or related accruals for interest and penalties at December 31, 2020, for uncertain tax positions. The Company has a policy under which, if required to be recognized in the future, they will classify interest and related penalties in interest expense in the income statement. The Company believes it is no longer subject to United States federal income tax examinations for the years prior to 2019 and state income tax examinations for the years prior to 2019.

Revenue recognition

The Company will begin recognizing revenue once it's product lines and services are developed.

Cash

The Company, at times, in the ordinary course of business, maintains cash balances at financial institutions in excess of federally insured amounts. No losses are anticipated thereon.

Accounts receivable

The Company does not have accounts receivable as of December 31, 2020.

Fair value of financial instruments

The Company's financial instruments are accounts payable. The recorded values of accounts payable approximate their fair values based on their short-term nature.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.   Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions that directly affect the results of reported amounts and disclosures. Actual results may differ from these estimates.

3.   Subsequent events

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation's impact on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

Management has evaluated subsequent events through February 10, 2021, the date that the financial statements were available to be issued.